                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                            (Name of Subject Company)

                       TRANSPORTATION ACQUISITION I CORP.
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                 THOMAS M. BEGEL
                                 JAMES D. CIRAR
                                TIMOTHY A. MASEK
                                DONALD C. MUELLER
                            CAMILLO M. SANTOMERO III
                              KENNETH M. TALLERING
                                ANDREW M. WELLER
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   479477 10 1
                      (CUSIP Number of Class of Securities)

                                 THOMAS M. BEGEL
                       TRANSPORTATION ACQUISITION I CORP.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                             CHICAGO, ILLINOIS 60611
                            TELEPHONE: (312) 280-8844
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:

           JOSEPH A. COCO, ESQ.                 DENNIS S. HERSCH, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       DAVIS POLK & WARDWELL
            FOUR TIMES SQUARE                    450 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10036-6522            NEW YORK, NEW YORK 10017
        TELEPHONE: (212) 735-3000             TELEPHONE: (212) 450-4000
        FACSIMILE: (212) 735-2000             FACSIMILE: (212) 450-4800

                            CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation*                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $229,346,738                                   $45,870
================================================================================

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE AMOUNT ASSUMES THE PURCHASE OF ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC., A DELAWARE CORPORATION (THE "COMPANY"), AT A PRICE OF $21.50 PER SHARE IN CASH. AS OF JANUARY 28, 2000, THERE WERE (1) 10,322,280 SHARES ISSUED AND OUTSTANDING AND
         (2) 636,168 UNEXERCISED OPTIONS TO ACQUIRE SHARES WITH AN EXERCISE PRICE OF LESS THAN $21.50 PER SHARE UNDER VARIOUS EMPLOYEE STOCK POTION PLANS OF THE COMPANY. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE SUM OF (1) THE PRODUCT OF 10,322,280 SHARES AND $21.50 PER SHARE AND (2) THE PRODUCT OF 636,168 SHARES SUBJECT TO OPTIONS TO PURCHASE SHARES WITH AN EXERCISE PRICE OF LESS THAN $21.50 PER SHARE AND THE DIFFERENCE BETWEEN $21.50 PER SHARE AND THE EXERCISE PRICE PER SHARE OF SUCH OPTIONS. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $45,870        FILING PARTY: TRANSPORTATION TECHNOLOGIES
                                       INDUSTRIES, INC. AND TRANSPORTATION
                                       ACQUISITION I CORP.
FORM OR REGISTRATION NO.: SCHEDULE TO  DATE FILED: FEBRUARY 3, 2000

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
         |_|      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
         |X|      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
         |X|      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
         |X|      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF A TENDER OFFER: |X|

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           TRANSPORTATION ACQUISITION I CORP.
           I.R.S. NO: 22-3703810
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           SC, BK, OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      11,180,004
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       11,180,004
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,180,004
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           90.15%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas M. Begel
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      285,210
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       285,210
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           285,210
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James D. Cirar
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      135,398(1)
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       135,398(1)
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           135,398(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

----------
(1) Includes 100,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 13,398 shares of Common Stock held in a self-directed IRA.

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Timothy A. Masek
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      24,200
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       24,200
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           24,200
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Donald C. Mueller
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      7,142(1)
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       7,142(1)
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,142(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

----------
(1) Includes 6,667 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 475 shares of Common Stock held through a 401(k) plan.

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Camillo M. Santomero III
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      103,000
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       103,000
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           103,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth M. Tallering
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      42,800
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       42,800
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           42,800
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. 479477101
--------------------------

--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Andrew M. Weller
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
         NUMBER OF              7     SOLE VOTING POWER
          SHARES                      123,000
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               8     SHARED VOTING POWER
           EACH                       0
         REPORTING            --------------------------------------------------
          PERSON                9     SOLE DISPOSITIVE POWER
           WITH                       123,000
--------------------------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           123,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

                                  TENDER OFFER

         This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Thomas M. Begel, Timothy A. Masek, Camillo M. Santomero III, Kenneth M. Tallering and Andrew M. Weller on February 3, 2000, as amended, relating to the joint tender offer by Transportation Acquisition I Corp. ("Acquisition"), and Transportation Technologies Industries, Inc. (the "Company") to purchase all shares of common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 5, 1995, between the Company and BankBoston N.A., as Rights Agent, of the Company at $21.50 per Share, net to the seller in cash, without interest. This Amendment is filed by the Company, Acquisition, Thomas M. Begel, James D. Cirar, Timothy A. Masek, Donald C. Mueller, Camillo M. Santomero III, Kenneth M. Tallering and Andrew M. Weller. This Amendment also constitutes Amendment No. 4 to the Schedule 13D originally filed on December 23, 1999, as amended.

         The joint tender offer expired at 12:00 noon, New York City time, on March 9, 2000. Based on the final count of First Union National Bank, the depositary for the offer, 8,755,791 Shares were validly tendered to the joint tender offer and not withdrawn (including shares tendered pursuant to a guarantee of delivery), which together with shares already owned equal approximately 90.15% of the issued and outstanding Shares. The Company and Acquisition have accepted for payment such tendered and not withdrawn Shares. In accordance with the terms of the offer, the Company and Acquisition have instructed the depositary to pay promptly the purchase price of $21.50 per Share for each Share accepted for payment.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by incorporating by reference therein the press release issued by the Company on March 9, 2000, a copy of which is filed herewith as Exhibit (a)(11) to the Schedule TO.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following at the end thereof:

     (a)(11)      Press Release of the Company, dated March 9, 2000.

                                   SIGNATURES

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                TRANSPORTATION ACQUISITION I CORP.


                                By: /s/ KENNETH M. TALLERING
                                    ----------------------------------------
                                Name:  Kenneth M. Tallering
                                Title: Vice President

                                TRANSPORTATION TECHNOLOGIES
                                INDUSTRIES, INC.


                                By: /s/ ANDREW M. WELLER
                                    ----------------------------------------
                                Name:  Andrew M. Weller
                                Title: President and Chief Operating Officer


                                       /s/ THOMAS M. BEGEL
                                --------------------------------------------
                                           Thomas M. Begel


                                       /s/ JAMES D. CIRAR
                                --------------------------------------------
                                           James D. Cirar


                                       /s/ TIMOTHY A. MASEK
                                --------------------------------------------
                                           Timothy A. Masek


                                       /s/ DONALD C. MUELLER
                                --------------------------------------------
                                           Donald C. Mueller


                                       /s/ CAMILLO M. SANTOMERO III
                                --------------------------------------------
                                           Camillo M. Santomero III


                                       /s/ KENNETH M. TALLERING
                                --------------------------------------------
                                           Kenneth M. Tallering


                                       /s/ ANDREW M. WELLER
                                --------------------------------------------
                                           Andrew M. Weller


                                INDEX TO EXHIBITS

ITEM              DESCRIPTION
(a)(11)           Press Release of the Company, dated March 9, 2000.